UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of February 2016

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Moshe Eisenberg —————————————— Moshe Eisenberg, Chief Financial Officer

Dated: February 3, 2016

Camtek Ltd. P.O.Box 544, Ramat Gabriel Industrial Park Migdal Ha’Emek 23150, ISRAEL Tel: +972 (4) 604-8100 Fax: +972 (4) 644-0523 E-Mail: Info@camtek.com Web site: http://www.camtek.com

CAMTEK LTD. Moshe Eisenberg, CFO Tel: +972 4 604 8308 Mobile: +972 54 900 7100 moshee@camtek.com	INTERNATIONAL INVESTOR RELATIONS GKInvestor Relations Ehud Helft / Kenny Green Tel: (US) 1 646 201 9246 camtek@gkir.com

FOR IMMEDIATE RELEASE

Camtek Announces Final Ruling in Patent Litigation Case

MIGDAL HAEMEK, Israel – February 3, 2016 – Camtek Ltd. (Nasdaq: CAMT; TASE: CAMT) reported today that the United States Court of Appeals for the Federal Circuit entered its judgment regarding Camtek's appeal in the patent infringement case of Rudolph Technologies Inc. against Camtek regarding the Falcon systems. The Court of Appeals reaffirmed the Minnesota Court's Ruling in Rudolph Technologies' favor, and reinstated the damages originally awarded which total, including interest, approximately $14.6 million, as well as the injunction in connection with sales of the Falcon systems in the United States until the expiration of plaintiff’s patent. Camtek shall record a reserve for the awarded amount in its financial statements for year 2015.

Rafi Amit, Camtek’s CEO said, "we are of course disappointed with this ruling, yet it is important to stress that the injunction is granted in connection with the Falcon systems, which have not been sold in the United States for a number of years now, and does not limit Camtek's ability to continue providing maintenance and repair services for those Falcons previously sold. Therefore, the ruling will have no effect whatsoever on the Camtek's revenues or business in the U.S and of course in any other region.” continued Mr. Amit.  "I expect Camtek will continue to be a global market leader, bringing value to its shareholders and customers alike."

ABOUT CAMTEK LTD.

Camtek Ltd. provides automated and technologically advanced solutions dedicated to enhancing production processes, increasing products yield and reliability, enabling and supporting customer's latest technologies in the Semiconductors, Printed Circuit Boards (PCB) and IC Substrates industries.

Camtek addresses the specific needs of these interconnected industries with dedicated solutions based on a wide and advanced platform of technologies including intelligent imaging, image processing and functional 3D inkjet printing.

This press release is available at www.camtek.com.

Safe Harbor with Regard to Forward Looking Statement:
Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to statements regarding expected results in future quarters, risks in product and technology development and rapid technological change, product demand, the impact of competitive products and pricing, market acceptance, the sales cycle, changing economic conditions and other risk factors detailed in the Company's Annual Report on Form 20-F and other filings with the United States Securities and Exchange Commission.